UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
JK Acquisition Corp

(Name of Issuer)
Common Stock ($.0001 par value)

(Title of Class of Securities)
47759H 10 6

(CUSIP Number)
Mr. Keith D. Spickelmier, 5847 San Felipe, Suite 4350, Houston, Texas 77057
(713) 978-7757

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)
April 10, 2006

(Date of Event which Requires Filing of Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 47759H 10 6	13D	Page 2 of 12 Pages

1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
Keith D. Spickelmier

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)
(a) ☐
(b) ☑

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions)
PF

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7)	SOLE VOTING POWER
NUMBER OF

SHARES		1,457,287

	8)	SHARED VOTING POWER
BENEFICIALLY

OWNED BY		-0-

	9)	SOLE DISPOSITIVE POWER

EACH

REPORTING		1,457,287

	10)	SHARED DISPOSITIVE POWER

PERSON

WITH		-0-

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,457,287

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.85%

14)	TYPE OF REPORTING PERSON (See Instructions)
IN

Schedule 13D
Under the Securities and Exchange Commission Act of 1934
Item 1. Security and Issuer
     This Schedule 13D (“ Statement”) relates to the shares of Common Stock ($.0001 par value) (“Common Stock”) of JK Acquisition Corp., a company incorporated under the laws of the state of Delaware (the “Issuer”). The principal executive offices of the Issuer are located at 5847 San Felipe, Suite 4350, Houston, Texas 77057.
Item 2. Identity and Background
     (a) This Statement is filed by Keith D. Spickelmier as the beneficial owner of 1,457,287 shares of Common Stock or 9.85% of the outstanding shares of Common Stock.
     (b), (c) and (f) Keith D. Spickelmier resides at #2 Pinehill, Houston, Texas 77019. He is the President of the Issuer. He is a citizen of the United States.
     (d) - (e) During the last five years, the Reporting Person has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Mr. Spickelmier purchased the shares of Common Stock with his personal funds.
Item 4. Purpose of Transaction
     Mr. Spickelmier is the President of the Issuer. He presently has no plan and is not considering any proposal that relates or would result in any of the actions enumerated in Item 4 of the form Schedule 13D. Mr. Spickelmier may form such a plan or proposal in the future.
Item 5. Interest in Securities of Issuer
(a)	As of April 10, 2006, Mr. Spickelmier is the record owner of 1,457,287 shares of Common Stock.

(b)	As of April 10, 2006, Mr. Wilson has the sole power to vote and dispose of the 1,457,287 shares of Common Stock described in Item 5, paragraph (a) above.

(c)	On April 10, 2006, the Issuer approved and declared a stock dividend of 0.1833332 shares of Common Stock on each then-issued and outstanding share of Common Stock.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by Mr. Spickelmier.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The shares of Common Stock owned by Mr. Spickelmier are subject to a lock-up voting agreement pursuant to both (i) a Letter Agreement, dated April 10, 2006, among Mr. Spickelmier, the Issuer and Ferris, Baker Watts, Incorporated and (ii) the Unit Placement Agreement, dated April 10, 2006, among Mr. Spickelmier, James P. Wilson, the Issuer and Ferris, Baker Watts, Incorporated. If the Issuer solicits approval of its stockholders of a business combination, Mr. Spickelmier will vote all shares of Common Stock acquired by him (i) pursuant to this Units Placement Agreement, (ii) in the IPO and (iii) in the aftermarket in accordance with a majority of the shares voted by the public shareholders in the IPO and waive any redemption rights he might have with respect to certain of such shares.
Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
99.1	Unit Placement Agreement, dated April 10, 2006, among Mr. Spickelmier, James P. Wilson, the Issuer and Ferris, Baker Watts, Incorporated.

99.2	Letter Agreement, dated April 10, 2006, among Mr. Spickelmier, the Issuer and Ferris, Baker Watts, Incorporated.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 20, 2006	By:	/s/ Keith D. Spickelmier

	Name:	Keith D. Spickelmier

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